Exhibit 99.1

Consolidated Financial Statements of

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Years ended July 31, 2005, 2004 and 2003

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT JULY 31

	2005	2004
ASSETS
Current
Cash and cash equivalents	$ 190,304	$ 170,213
Accounts receivable	-	307,178
Income taxes recoverable	-	38,000
Inventories (Note 4)	-	147,254
Prepaid expenses	2,960	45,752
Total current assets	193,264	708,397

Equipment (Note 5)	2,868	17,206

Deferred financing costs	-	5,000

Total assets	$ 196,132	$ 730,603
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	$ 71,286	$ 499,089
Income and other taxes payable	5,906	79,682
Current portion of long-term debt (Note 7)	60,000	2,570,749
Total current liabilities	137,192	3,149,520

Long-term debt (Note 7)	-	150,463

Total liabilities	137,192	3,299,983
Shareholders’ equity (deficiency)
Capital stock (Note 8)
Authorized: 100,000,000 common shares, without par value
Issued: 20,007,297 (2004 - 20,007,297) common shares	7,801,123	7,801,123
Contributed surplus	505,236	505,236
Deficit	(8,247,419)	(10,875,739)

Total shareholders’ equity (deficiency)	58,940	(2,569,380)

Total liabilities and shareholders’ equity (deficiency)	$ 196,132	$ 730,603

Nature and continuance of operations (Note 1)

Commitments and contingencies (Note 14)

Subsequent events (Note 16)

On behalf of the Board:
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in U.S. Dollars)

YEARS ENDED JULY 31

	2005	2004	2003
Revenues
Product Sales	$ 579,275	$ 683,725	$ 963,749

Cost of sales	352,404	426,236	592,897
Gross margin	226,871	257,489	370,852

Royalty revenue	520,163	1,007,774	1,024,889
Other revenue	25,780	51,848	261,166
	772,814	1,317,111	1,656,907
Operating expenses
Amortization of equipment	3,146	5,704	44,318
Amortization of patent rights	-	-	1,005,160
Interest expense	223,297	347,295	513,792
General and administration	883,819	984,517	1,285,377
Marketing and selling	18,207	28,685	37,178
Research and development	7,585	15,726	11,210

	1,136,054	1,381,927	2,897,035

Operating loss before other items and income taxes	(363,240)	(64,816)	(1,240,128)
Other items
Gain on sale of subsidiary net assets (Note 3)	2,964,808	-	-
Loss on disposition of equipment	(2,704)
Write-off of assets, legal and other costs	-	-	(1)
Gain on settlement of convertible securities (Note 7)	-	-	6,116,246
	2,962,104	-	6,116,245

Income (loss) before income taxes	2,598,864	(64,816)	4,876,117

Income tax expense (recovery) (Note 9)	(29,456)	692	57,124

Net income (loss) for the year	2,628,320	(65,508)	4,818,993

Deficit, beginning of year	(10,875,739)	(10,810,231)	(15,629,224)

Deficit, end of year	$ (8,247,419)	$ (10,875,739)	$ (10,810,231)

Basic and diluted earnings (loss) per common share	$ 0.13	$ (0.003)	$ 0.26

Weighted average number of common shares outstanding	20,007,297	20,007,297	18,679,000

The accompanying notes are an integral part of these consolidated financial statements.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

YEARS ENDED JULY 31

	2005	2004	2003
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the year	$ 2,628,320	$ (65,508)	$ 4,818,993
Items not affecting cash:
Amortization of equipment	3,146	5,704	44,318
Amortization of patent rights	-	-	1,005,160
Amortization of deferred financing costs	5,000	20,000	47,206
Amortization of deferred gain	-	-	(62,697)
Gain on settlement of convertible securities	-	-	(6,116,246)
Gain on disposal of Skycoaster®	-	-	(175,000)
Gain on sale of subsidiary net assets	(2,964,808)	-	-
(Gain) Loss on disposal of equipment	2,704	(270)	6,173
Stock-based compensation	-	-	9,855
Non-cash interest on convertible securities	-	-	189,320
Write-down of investment	-	-	1
Changes in non-cash working capital items:
Decrease in receivables	196,632	70,877	18,775
Decrease (increase) in income taxes recoverable	38,000	(38,000)	-
Decrease (increase) in inventories	7,105	40,829	(15,351)
Decrease (increase) in prepaid expenses and advances	39,670	(25,980)	(1,647)
Increase in accounts payable and accrued liabilities	152,693	132,704	153,782
Increase (decrease) in income and other taxes payable	(73,776)	58,209	(33,775)
Net cash flows provided by (used in) operating activities	34,686	198,565	(111,133)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(14,595)	(231,028)	(184,562)
Issuance of common shares	-	-	65,859
Net cash flows used in financing activities	(14,595)	(231,028)	(118,703)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchase of equipment	-	(867)	(7,950)
Proceeds on disposal of equipment	-	600	-
Proceeds on disposal of Skycoaster ®	-	-	175,000
Net cash flows provided by (used in) investing activities	-	(267)	167,050

Change in cash and cash equivalents during the year	20,091	(32,730)	(62,786)

Cash and cash equivalents, beginning of year	170,213	202,943	265,729

Cash and cash equivalents, end of year	$ 190,304	$ 170,213	$ 202,943

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

(Expressed in U.S. Dollars)

YEARS ENDED JULY 31

				Equity
				component
	Number of		Shares held	Of convertible	Contributed
	Shares	Amount	In Treasury	Securities	Surplus	Deficit	Total

Balance, July 31, 2002	17,504,497	$ 7,905,999	$ (1,003,235)	$ 495,381	$ -	$ (15,629,224)	$ (8,231,079)

Issued for cash – private placement	2,000,000	65,859					65,859
Stock-based compensation					9,855		9,855
Discharge of convertible securities	750,000	832,500		(495,381)	495,381		832,500
Treasury stock cancelled	(247,200)	(1,003,235)	1,003,235				-
Net income						4,818,993	4,818,993

Balance, July 31, 2003	20,007,297	7,801,123	-	-	505,236	(10,810,231)	$ (2,503,872)

Net loss						(65,508)	(65,508)

Balance, July 31, 2004	20,007,297	7,801,123	-	-	505,236	(10,875,739)	$ (2,569,380)

Net income						2,628,320	2,628,320

Balance, July 31, 2005	20,007,297	$ 7,801,123	$ -	$ -	$ 505,236	$ (8,247,419)	$ 58,940

The accompanying notes are an integral part of these consolidated financial statements.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JULY 31, 2005

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia Canada and its principal business activities included the sale and development of actual experience amusement rides.

Due to financial and contractual constraints, during fiscal 2005, the Company sold all assets of its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc.  (Note 3).  As a result, the Company currently has no ongoing business or revenues.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future.  The Company was non-compliant with terms in certain debt instruments (Note 7) and generated operating losses in the fiscal years ended July 31, 2005, 2004 and 2003.  Management is actively targeting sources of additional financings as well as other business and financial transactions to assure continuance of the Company’s operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available.  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

	2005	2004

Working capital (deficiency)	$ 56,072	$ (2,441,123)
Deficit	(8,247,419)	(10,875,739)

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc., both incorporated under the laws of the State of Nevada, U.S.A.  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which are substantially in accordance with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in Note 15.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  Actual results could differ from those estimates.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JULY 31, 2005

1.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments with short-term maturity.

Inventories

Inventories are stated at the lower of cost, on a first-in, first-out basis, and net realizable value.

Equipment

Equipment is recorded at cost and is amortized over their remaining estimated useful economic life as follows:

    Office equipment                                                Declining-balance basis at between 20% and 30% per annum

    Skycoasters

                                    Straight-line basis over the term of their operating agreements (3-5years)

Deferred financing costs

Deferred financing costs consist of costs related to the issuance of convertible securities and are amortized to interest expense over the terms of the respective debt instruments.

Patent rights

Patent rights acquired as a result of business acquisitions are amortized on a straight-line basis over their remaining useful life, which on acquisition, was estimated to be five years.  Management reassesses the net recoverable amount of the patents on a periodic basis, based on the estimated undiscounted future net cash flows, and recognizes an impairment charge to the extent that the carrying value exceeds its discounted net recoverable amount.

Stock-based compensation

Stock options and direct awards of stock granted to employees and non-employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.  Consideration paid for the shares on the exercise of stock options is credited to capital stock.  The Company issues shares and share options under its share-based compensations plans as described in note 8.   Any consideration paid by employees upon exercise of the share options or purchase of shares is credited to share capital.

During the year ended July 31, 2004 the Company adopted , on a prospective basis, the fair  value based method of accounting for all stock-based compensation.

Translation of foreign currencies

The Company’s functional currency is the U.S. dollar.  Amounts denominated in foreign currencies, but for which the functional currency of the operations is the United States dollar, are translated at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date.  Exchange gains and losses on translation are included in earnings.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JULY 31, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Revenue recognition

Revenues from the sale of entertainment rides is recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. To the extent that payments received from the purchaser pursuant to the agreement are in excess of the revenue recognized, such excess is presented as deferred revenue on the balance sheet.  Royalty revenues are recorded as earned in accordance with the specific terms and conditions of the royalty agreement.  Other revenues, consisting primarily of sale of parts, are reflected when the sale has occurred and collection is reasonably assured.

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average shares outstanding during the reporting period.  Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Comparative figures

Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

3.

GAIN (LOSS) ON SALE OF SUBSIDIARY NET ASSETS

Effective May 13, 2005, the Company entered into an agreement to sell the net assets held by Skycoaster, Inc. in exchange for all related debt and obligations between the Company and the purchaser.  Effective July 3, 2005, the Company entered into an agreement to sell the net assets of Superstar Dragsters, Inc., in exchange for all obligations between the Company and the purchaser.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JULY 31, 2005

2.

GAIN (LOSS) ON SALE OF SUBSIDIARY NET ASSETS (cont'd…)

The components of debt settlement and the gain on sale of the subsidiary assets during the year ended July 31, 2005 were as follows:

	Thrilltime Entertainment International, Inc.	Skycoaster, Inc.	Superstar Dragsters, Inc.	Total
Current assets
Accounts receivable	$ -	$ (93,133)	$ (17,413)	$ (110,546)
Inventory	-	(15,909)	(124,240)	(140,149)
Prepaid expenses	-	(3,122)	-	(3,122)
	-	(112,164)	(141,653)	(253,817)

Non-current assets
Office equipment	-	(104,551)	-	(104,551)
Accumulated amortization	-	96,063	-	96,063
	-	(8,488)	-	(8,488)

Skycoaster	-	(112,089)	-	(112,089)
Accumulated amortization	-	112,089	-	112,089
	-	-	-	-

Total assets	-	(120,652)	(141,653)	(262,305)

Current liabilities
Current portion of long-term debt	2,465,697	-	30,457	2,496,154
Long-term debt	-	-	150,463	150,463
Interest payable	573,205	-	7,291	580,496
	3,038,902	-	188,211	3,227,113

Gain (loss) on sale	$ 3,038,902	$ (120,652)	$ 46,558	$ 2,964,808

4.

INVENTORIES

	2005	2004

Top Eliminator:
Spare parts	$ -	$ 128,511

Skycoaster:
Spare parts	-	18,743

	$ -	$ 147,254

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JULY 31, 2005

5.

EQUIPMENT

	Cost	Accumulated Amortization	2005 Net Book Value

Office equipment	$ 16,028	$ 13,160	$ 2,868

	Cost	Accumulated Amortization	2004 Net Book Value

Office equipment	$ 127,802	$ 110,596	$ 17,206
Skycoasters	112,089	112,089	-

	$ 239,891	$ 222,685	$ 17,206

6.

PATENT RIGHTS

Balance at July 31, 2002	$ 1,005,160
Amortization	(1,005,160)
Balance at July 31, 2005, 2004, 2003	$ -

7.

LONG-TERM DEBT

	2005	2004

Note payable bearing interest at 5% per annum	$ 60,000	$ 60,000

Amount due for settlement agreement	-	195,515

Non-convertible secured loan bearing interest at 10.5% per annum	-	2,465,697
	60,000	2,721,212

Less current portion of long-term debt	(60,000)	(2,570,749)

	$ -	$ 150,463

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JULY 31, 2005

7.

LONG-TERM DEBT (cont’d…)

Note payable bearing interest at 5% per annum

On January 23, 2003, the Company reached an agreement with the holder of a $ 5,950,000 convertible debenture (the “Debenture”), to satisfy and discharge all of the Company’s obligations through a combination of cash and common shares of the Company.  The debenture, including accrued interest, was to have automatically converted into 6,368,247 common shares of the Company at $ 1.11 per share on December 31, 2002.  If the full conversion had taken place, the Debenture holder would have held a block of shares representing 26.68% of the post conversion shares of 23,872,744 common shares, (consisting of the pre-conversion number of shares outstanding of 17,504,497 plus the conversion shares of 6,368,547).  At the time of the settlement, the potential 26.68% holdings of the Debenture holder was reduced to 3.7% of the then 20,007,297 outstanding common shares.

Under the terms of the agreement reached with the holder of the Debenture, the Company agreed to pay $120,000 in cash and issue 750,000 common shares to the holder in full and final satisfaction of the Debenture obligation.  On January 23, 2003, the Company paid $ 60,000 and signed a promissory note for the remaining $60,000 whereby the principal amount together with interest was to be paid in four monthly instalments commencing July 31, 2003.

The Company did not meet its payment obligations and the promissory note in the principal sum of $ 60,000 is now due on demand and bears interest at 18% per annum.  Subsequent to July 31, 2005, the Company settled the promissory note  (Note 16).

The effect of the settlement as at January 23, 2003 was as follows:

Convertible debenture plus accrued interest, including equity component of $ 495,381, prior to discharge	$ 7,564,127
Less consideration paid to Debenture Holder:
Cash	(60,000)
Note payable	(60,000)
Common shares converted and issued 750,000 @ US$ 1.11	(832,500)
Equity component of debenture	(495,381)
(1,447,881)

Gain on settlement of convertible debenture	$ 6,116,246

Amount due for settlement agreement

The Company renegotiated the terms and conditions of an October 1998 Settlement Agreement with a third party relating to the acquisition and further development of an improved amusement park dragster concept and ride.  The Company granted to the third party a security interest in ten Top Eliminator dragsters (individual vehicles).  In May 2004, the Company renegotiated a payment schedule whereby, commencing June 1, 2004, the monthly payments to retire the full amount of the principal and interest outstanding was decreased to $4,995 from $11,825.  The unpaid amount bore interest at the rate of eight and one-half percent (8.5%) per year payable over a period of forty-eight (48) months.  The Company had an option to pay off this debt by making a payment of $ 140,000 on or before January 1, 2005.  This debt has now been retired (Note 3).

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JULY 31, 2005

7.

LONG-TERM DEBT (cont’d…)

Non-convertible secured loan bearing interest at 10.5% per annum

On March 13, 2002, the Company renegotiated the payment terms of a loan agreement.  It was agreed the loan would be repaid in sixteen (16) quarterly instalments of principal and interest, the first four instalments each in the amount of $ 70,349 commencing on February 15, 2002 and the last twelve instalments each in the amount of $ 261,320 commencing February 15, 2003.  All other terms of the loan remained in full force and effect.

As at July 31, 2004 the Company had not been in a position to make the scheduled May 15, 2003, August 15, 2003, November 15, 2003, February 15, 2004, and May 15, 2004 payments totalling $ 1,306,595 and therefore the entire balance of the loan was due and payable on demand and classified as a current liability.  As at July 31, 2004, in its efforts to eliminate this debt, the Company sought a buyer(s) for the shares and /or assets of Skycoaster, Inc. and continued to receive co-operation from the lender who had not yet demanded repayment of the loan.  This debt has now been retired (Note 3).

4.

CAPITAL STOCK

Stock options

The Company has a stock option plan (“the Plan”) that allows the directors to grant stock options to purchase up to a total of 3,407,850 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares.  No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of Cdn. $ 0.10 per share, and the maximum term of each stock option may not exceed five years.  Vesting is provided at the discretion of the directors and once vested, options are exercisable at any time.  Any shares issued on the exercise of stock options must be legended with a four-month holding period commencing on the date the stock options were granted.

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number Of Options	Weighted Average Exercise Price

Balance, July 31, 2002	1,030,000	$ 0.19

Granted	2,075,000	0.10
Expired or cancelled	(905,000)	(0.20)

Balance, July 31, 2003	2,200,000	0.11

Expired or cancelled	(300,000)	(0.16)

Balance, July 31, 2005 and 2004, exercisable to November 25, 2005	1,900,000	$ 0.10

Number of options currently exercisable	1,900,000	$ 0.10

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JULY 31, 2005

7.

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

Subsequent to July 31, 2005, all options expired unexercised.

Stock options to purchase shares from the Company are granted to directors and employees of the Company on the terms and conditions acceptable to the applicable securities regulatory authorities in Canada, in particular the TSX Venture Exchange (TSX-V).  In 2002, all options were granted in Canadian dollars, which is the functional currency in which the grantee is remunerated.

Options issued in fiscal 2003 had a weighted fair value of Cdn $ 0.10 per share.  The fair value was determined using the Black-Scholes valuation model using the following weighted average assumptions:

Risk-free interest rate	10.50%
Expected dividend yield	0.00%
Expected stock volatility	269%
Expected option life in years	2.94 years

Warrants

As at July 31, 2005 there were no warrants outstanding.

	Number Of Warrants	Weighted Average Exercise Price

Balance, July 31, 2002	-	$ -

Issued, exercisable to January 20, 2005	2,000,000	0.10

Balance, July 31, 2004 and 2003, exercisable to January 20, 2005	2,000,000	0.10

Warrants cancelled or expired	(2,000,000)	(0.10)

Balance, July 31, 2005	-	$ -

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JULY 31, 2005

4.

INCOME TAXES

The income tax rate for the years ended July 31, 2005, 2004 and 2003 varied from the basic federal and British Columbia provincial income tax rate as follows:

	2005	2004	2003

Basic rate	34.1%	(36.4)%	38.4%
Benefit of previously unrecognised losses	-	(77.0)%	-
Tax benefits of losses not recognized	-	41.2%	1.4%
Foreign taxes differing from basic rate	-	(5.4)%	-
Gain on settlement of debt	(38.9)%	-	(47.5)%
Withholding taxes on inter-corporate interest	(1.1)%	64.7%	.5%
Amortization of patent rights not tax deductible		-	7.2%
Other	4.8%	14.0%	1.2%

Effective rate	(1.1)%	1.1%	1.2%

Income tax expense (recovery) comprises the following :
United States federal and state income taxes	$ -	$ (41,274)	$ 3,146
Withholding taxes	(29,456)	41,966	53,978
	$ (29,456)	$ 692	$ 57,124

The tax effect of the temporary differences that give rise to future tax assets and future tax liabilities are presented below:

	2005	2004

Future income tax assets
Tax loss carry forwards	$ 447,418	$ 408,795
Unpaid interest	162,316	162,316
Capital assets	-	125,343
Other	-	14,560
Total gross future income tax assets	609,734	711,014
Less: valuation allowance	(609,734)	(709,193)
Total future income tax assets	-	1,821
Total future income tax liability	-	(1,821)
	$ -	$ -

Management believes that it is not more likely than not that it will create sufficient taxable income to realize its future tax assets.  As a result, a full valuation allowance has been recognized against future income tax assets.

At July 31, 2005, the Company has non-capital losses carried forward for tax purposes available to reduce taxable income for future years in the approximate amounts of $330,000 in Canada and $ 990,000 in the United States.  The losses in Canada expire through to 2015 and in the United States through to 2024.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JULY 31, 2005

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental cash flow disclosure and non-cash financings and investing activities are as follows:

	2005	2004	2003

Interest paid	$ -	$ -	$ 228,380
Income taxes paid	-	-	54,608

The significant non-cash transaction for the year ended July 31, 2005, was the settlement of debt of $3,227,113 in exchange for subsidiary assets valued at $262,305.

There were no significant non-cash transactions during the year ended July 31, 2004.

The significant non-cash transaction during the year ended July 31, 2003, was the issuance of shares valued at $832,500 in settlement of convertible securities.

11.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt, the carrying values of which approximate fair value due to the immediate or short-term maturity of these financial instruments.    Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility in those rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

There are no sales of amusement rides for the years ended July 31, 2005 and 2004.  In 2003, one ride sale customer accounted for 22% of all sales.  As at July 31, 2003 the customer was not indebted to the Company.

12.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions during fiscal 2005 with related parties:

Paid $99,520 ($2004-$Nil; 2003- $Nil) to former directors and officers for consulting services included in general and administration costs.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JULY 31, 2005

13.

SEGMENTED INFORMATION

The Company considers its business to comprise a single operating segment, being the development, construction and sale of actual experience amusement rides.  Supplementary information disclosed by geographic area based on customer location is as follows:

	Canada	U.S.	Total
2005:
Revenues, including interest income	$ 197,994	$ 927,223	$ 1,125,217
Identifiable assets	196,132	-	196,132

2004:
Revenues, including interest income	$ 213,398	$ 1,530,074	$ 1,743,472
Identifiable assets	152,349	578,254	730,603

2003:
Revenues, including interest income	$ 227,663	$ 2,022,856	$ 2,250,519
Identifiable assets	49,289	786,937	836,226

14.

COMMITMENTS AND CONTINGENCIES

In addition to the commitments and contingencies disclosed elsewhere in these financial statements, the Company has the following commitments.

The Company has aggregate office lease and estimated lease cost commitments during the next three years approximately as follows:

2006	$ 4,495
2007	4,231
2008	1,057
$ 9,783

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company are substantially the same except for the following:

Presentation of operating income (loss)

	2005	2004	2003

Operating (loss) under Canadian GAAP	$ (363,240)	$ (64,816)	$ (1,240,128)
Write-down of other assets, legal and other costs	-	-	(1)

Operating (loss) under U.S. GAAP	$ (363,240)	$ (64,816)	$ (1,240,129)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JULY 31, 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Impairment of long-lived assets

Under U.S. GAAP, the $ 2,405,344 write-down of patent rights in 1999 would have been calculated using discounted estimated future cash flows.  Under such calculation methods, using a discount rate of 10%, an additional provision of $ 1,245,202 would have been recorded.  In fiscal 2000 and future years, this difference would reduce amortization of patent rights for U.S. GAAP purposes.  In fiscal 2003, the patents rights were fully amortized.  As such no differences exists in fiscal 2005 or 2004.

Convertible securities

Under Canadian GAAP, convertible securities are split into their liability and equity components based on their fair values at the time of issuance.  Subsequent to initial recognition, the implied debt discount is recognized as additional interest expense over the term to maturity.  Under U.S. GAAP , the intrinsic value of the embedded beneficial conversion feature of convertible securities issued with a non-detachable conversion feature that are in-the-money at the date of issuance is allocated to additional paid in capital.  The amount allocated is to be accounted for as additional interest expense over the minimum period in which the holder can realize its return.  The beneficial conversion option on the convertible debt described in Note 7 at the date of its issuance was $ 975,000.  The deemed discount attributable to this beneficial conversion option was amortized to interest expense over the period to the first conversion date.

As a result of these differences and settlement of the convertible securities as at January 23, 2003 (Note 7), the value of share capital issued on conversion of convertible securities in 1999 would be increased by $ 9,000, interest expense for the year ended July 31, 2005, would  not decrease ( 2004 - $ nil; 2003 - $48,941), the contributed surplus from the discharge component of the convertible securities for the year ended July 31, 2005, would increase by $ 479,619 (2004 - $479,619) and deficit at July 31, 2005, would increase by $ 479,619 (2004 - $479,619).

Differences affecting the Company’s financial statements are summarized as follows:

	2005	2004	2003

Income (loss) for the year under Canadian GAAP	$ 2,628,320	$ (65,508)	$ 4,818,993
Amortization of capital assets	-	-	208,604
Amortization of patent rights	-	-	48,951
Write-down of other assets, legal and other costs	-	-	1

Income (loss) for the year under U.S. GAAP	$ 2,628,320	$ (65,508)	$ 5,076,549
Earnings (loss) per common share under U.S. GAAP	$ 0.13	$ (0.003)	$ (0.27)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JULY 31, 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Differences affecting the Company’s financial statements are summarized as follows (cont’d…)

	Under Canadian GAAP	Adjustments to reconcile to U.S. GAAP	Under U.S. GAAP
2005
Issued share capital	$ 7,801,123	$ 9,000	$ 7,810,123
Contributed surplus	505,236	479,619	984,855
	8,306,359	488,619	8,794,978

Deficit, beginning of year	(10,875,739)	(479,619)	(11,355,358)
Income for the year	2,628,320	-	2,628,320
Deficit, end of year	$ (8,247,419)	$ (479,619)	$ (8,727,038)
Shareholders’ equity	$ 58,940	$ 9,000	$ 67,940

	Under Canadian GAAP	Adjustments to reconcile to U.S. GAAP	Under U.S. GAAP
2004
Issued share capital	$ 7,801,123	$ 9,000	$ 7,810,123
Contributed surplus	505,236	479,619	984,855
	8,306,359	488,619	8,794,978

Deficit beginning of year	(10,810,231)	(479,619)	(11,289,850)

Income (loss) for the year	(65,508)	-	(65,508)

Deficit at end of year	$ (10,875,739)	$ (479,619)	$ (11,355,358)
Shareholder’s’ deficiency	$ (2,569,380)	$ 9,000	$ (2,560,380)

There were no differences affecting the Company’s statement of cash flows for the years ending July 31, 2005, 2004 and 2003.

New accounting pronouncements

In December 2004, Financial Accounting Standards Board (“FASB”)  issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JULY 31, 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

New accounting pronouncements (cont’d…)

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment”

(“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i)

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii)

Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii)

Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv)

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS

123 as originally issued and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are

Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services” (“EITF 96-18”).

SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”), which is effective for fiscal years ending after December 15, 2005.  SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

The adoption of these new pronouncements are not expected to have a material effect on the Company's financial position or results of operations.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

JULY 31, 2005

16.

SUBSEQUENT EVENTS

Subsequent to July 31, 2005 the Company:

a)

Settled the long-term debt of $ 60,000 and all accrued interest by way of a one-time payment of $ 45,000.

b)

Issued 6,000,000 units at a price of $ 0.06 (Cdn) per unit for gross proceeds of $ 360,000 (Cdn).  Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share at a price of $ 0.10 (Cdn) per share to November 25, 2006.  The Company issued a finders fee of 500,000 units at a price of $ 0.06 (Cdn) per unit.